# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inventiva S.A., CIK 0001756594
CUSIP: 46124U107
Title of class of securities: Ordinary shares, nominal value Euro 0.01 per share
Address of issuer's principal executive offices: 50 rue de Dijon, Daix, France (I0), 21121
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002005369

## Reporting persons
- Invus Public Equities, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); sole voting power 14,814,813; shared voting power 0; sole dispositive power 14,814,813; shared dispositive power 0; aggregate amount beneficially owned 14,814,813 (10.6% of the class)
  Comment: Reflects ownership as of the filing date. As of June 30, 2025, Invus Public Equities, L.P. directly held 14,814,813 Ordinary shares, nominal value Euro 0.01 per share (the "Shares") of Inventiva S.A. (the "Issuer"). There is no CUSIP number assigned to the Shares. The CUSIP Number 46124U107 has been assigned to the American Depositary Shares ("ADS") of the Issuer, which are quoted on the Nasdaq Global Market under the symbol "IVA". Each ADS represents 1 Share.
- Invus Public Equities Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 14,814,813; shared voting power 0; sole dispositive power 14,814,813; shared dispositive power 0; aggregate amount beneficially owned 14,814,813 (10.6% of the class)
  Comment: Reflects ownership as of the filing date. As of June 30, 2025, Invus Public Equities, L.P. directly held 14,814,813 Ordinary shares, nominal value Euro 0.01 per share (the "Shares") of Inventiva S.A. (the "Issuer"). There is no CUSIP number assigned to the Shares. The CUSIP Number 46124U107 has been assigned to the American Depositary Shares ("ADS") of the Issuer, which are quoted on the Nasdaq Global Market under the symbol "IVA". Each ADS represents 1 Share.
- Invus Global Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 14,814,813; shared voting power 0; sole dispositive power 14,814,813; shared dispositive power 0; aggregate amount beneficially owned 14,814,813 (10.6% of the class)
  Comment: Reflects ownership as of the filing date. As of June 30, 2025, Invus Public Equities, L.P. directly held 14,814,813 Ordinary shares, nominal value Euro 0.01 per share (the "Shares") of Inventiva S.A. (the "Issuer"). There is no CUSIP number assigned to the Shares. The CUSIP Number 46124U107 has been assigned to the American Depositary Shares ("ADS") of the Issuer, which are quoted on the Nasdaq Global Market under the symbol "IVA". Each ADS represents 1 Share.
- Siren, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 14,814,813; shared voting power 0; sole dispositive power 14,814,813; shared dispositive power 0; aggregate amount beneficially owned 14,814,813 (10.6% of the class)
  Comment: Reflects ownership as of the filing date. As of June 30, 2025, Invus Public Equities, L.P. directly held 14,814,813 Ordinary shares, nominal value Euro 0.01 per share (the "Shares") of Inventiva S.A. (the "Issuer"). There is no CUSIP number assigned to the Shares. The CUSIP Number 46124U107 has been assigned to the American Depositary Shares ("ADS") of the Issuer, which are quoted on the Nasdaq Global Market under the symbol "IVA". Each ADS represents 1 Share.
- Raymond Debbane: type of reporting person: individual (IN); citizenship or place of organization: Panama (R1); sole voting power 14,814,813; shared voting power 0; sole dispositive power 14,814,813; shared dispositive power 0; aggregate amount beneficially owned 14,814,813 (10.6% of the class)
  Comment: Reflects ownership as of the filing date. As of June 30, 2025, Invus Public Equities, L.P. directly held 14,814,813 Ordinary shares, nominal value Euro 0.01 per share (the "Shares") of Inventiva S.A. (the "Issuer"). There is no CUSIP number assigned to the Shares. The CUSIP Number 46124U107 has been assigned to the American Depositary Shares ("ADS") of the Issuer, which are quoted on the Nasdaq Global Market under the symbol "IVA". Each ADS represents 1 Share.

## Item 1. Issuer
Name of issuer: Inventiva S.A.
Address of issuer's principal executive offices: 50 rue de Dijon, 21121 Daix France

## Item 2. Person Filing
Name of person filing: See Item 2(c) below.
Address of principal business office or, if none, residence: See Item 2(c) below.
Citizenship:
(i) Invus Public Equities, L.P. ("Invus Public Equities")
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Bermuda limited partnership

(ii) Invus Public Equities Advisors, LLC ("Invus PE Advisors")
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Delaware limited liability company

(iii) Invus Global Management, LLC ("Global Management")
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Delaware limited liability company

(iv) Siren, L.L.C. ("Siren")
c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Delaware limited liability company

(v) Mr. Raymond Debbane
750 Lexington Avenue, 30th Floor, New York, NY 10022
Citizenship: Panama

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2025, Invus Public Equities directly held 14,814,813 Ordinary shares, nominal value Euro 0.01 per share (the "Shares") of Inventiva S.A. (the "Issuer"). Invus PE Advisors, as the general partner of Invus Public Equities, controls Invus Public Equities and, accordingly, may be deemed to beneficially own the Shares directly held by Invus Public Equities. Global Management, as the managing member of Invus PE Advisors, controls Invus PE Advisors and, accordingly, may be deemed to beneficially own the Shares that Invus PE Advisors may be deemed to beneficially own. Siren, as the managing member of Global Management, controls Global Management and, accordingly, may be deemed to beneficially own the Shares that Global Management may be deemed to beneficially own. Mr. Raymond Debbane, as the managing member of Siren, controls Siren and, accordingly, may be deemed to beneficially own the Shares that Siren may be deemed to beneficially own.

There is no CUSIP number assigned to the Shares. The CUSIP Number 46124U107 has been assigned to the American Depositary Shares ("ADS") of the Issuer, which are quoted on the Nasdaq Global Market under the symbol "IVA". Each ADS represents 1 Share.
Percent of class: As of June 30, 2025, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Shares listed on such Reporting Person's cover page. Calculations of the percentage of Shares beneficially owned are based on 139,151,274 Shares outstanding as of May 5, 2025, based on information provided by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on May 5, 2025.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Invus Public Equities, L.P.: /s/ Raymond Debbane, Raymond Debbane, President of Invus Public Equities Advisors, LLC, its general partner (07/31/2025)
- Invus Public Equities Advisors, LLC: /s/ Raymond Debbane, Raymond Debbane, President (07/31/2025)
- Invus Global Management, LLC: /s/ Raymond Debbane, Raymond Debbane, President (07/31/2025)
- Siren, L.L.C.: /s/ Raymond Debbane, Raymond Debbane, President (07/31/2025)
- Raymond Debbane: /s/ Raymond Debbane, Raymond Debbane (07/31/2025)